Anthony R. Paesano apaesano@paalawfirm.com 7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 www.paalawfirm.com T 248.792.6886 F 248.792.6885

September 24, 2015

FILED ON EDGAR
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: AMERICATOWNE, INC.
REGISTRATION STATEMENT ON FORM S-1
FILED MAY 12, 2015, AMENDED MAY 28, 2015
FILE NO. 333-204101

Dear Mr. Spirgel:

          This letter is in response to your June 5, 2015 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments. In addition to the responses below, the Company has filed a redlined version of its proposed Form S-1/A (herein defined as the "Proposed S-1/A")

General

1.    Please advise your registration statement at page 47 to indicate who is signing it in the capacity of principal financial officer, controller, or principal accounting officer. Please refer to Instruction 1 to Signatures of Form S-1.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A.to account for this comment.

2.    Please revise to clarify that the offering price of the shares being sold by the selling shareholders is fixed for the duration of the offering, insofar as Rule 415(a)(1)(i) is not available for the transaction. Please likewise revise in your prospectus summary, plan of distribution, and other applicable sections of your registration statement.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

3.    Your disclosure at the bottom of the page that the shares being offered by the company will continue until all the shares are sold differs from disclosures elsewhere indicating that the best efforts offering will continue for twelve months. Please revise.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that the offering will be on a "best efforts basis."

4.    Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

Prospectus Summary and Risk Factors, page 7

Corporate History, page 7

5.    Please revise at the onset of your discussion to clearly and succinctly state what comprises AmericaTowne's business. Refer to Item 101 of Regulation S-K. Clearly identify those aspects of your business that are currently operational, and those which are at this point aspirational in nature only.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that the Company's aim is to provide upper and middle-income consumers in China with "Made In The USA" goods and services allowing customers to experience the United States' culture and lifestyle. In achieving this objective, the focus is on four initiatives:

(1)  The development of a United States International Trade Center in Meishan Ningbo China with employees and/or independent contractors focusing on advancing our initial business objective, which is to be the "go-to" place for all things "Made In The USA."

(2)  The development of upwards of 20 AmericaTowne communities in China with each community consisting of upwards of 50 United States based companies, and upscale hotels, villas, children theme parks, senior care and educational facilities - all based upon United States culture and lifestyle.

(3)  The development of an internet platform in Chinese to complement (1) and (2), above, focusing on importing "Made In The USA" goods and services to China through internet sales.

(4)  The development of franchise operations in the United States and internationally to support and advance the above-referenced initiatives.

These initiatives are admittedly aspirational in nature. The intent is to accomplish the majority, if not all, of the initiatives, but there is no assurance the Company will or that the financing needs to meet the initiatives will be met.

Furthermore, the Company currently has 16 exporters in its export program. The intention is to bring the United States International Trade Center in Meishan Ningbo China online in 2015. The expected year of completion of initial trade operations with exporters is 2015. In addition, the office in Raleigh, North Carolina is operational and serves as the base and model for the export franchise operations planned in the United States and other locations. The AmericaTowne Community planned in China and the Internet operations with Chinese websites planned are not yet operational. While there are plans to have robust operations in the United States and international locations to support the AmericaTowne concept and trade center, in the future, the Company expects the bulk of its operations and revenue will come from China.

6.    Please significantly revise your corporate history to identify only the most key aspects of your business development over the last three years, leaving the more detailed disclosures, to the extent required, to other sections of your prospectus. Please refer to Item 101(h) of Regulation S-K, with respect to smaller reporting companies. Likewise, please revise your descriptions of the Exporter Services Agreement and the Licensing, Lease and Use Agreement to discuss only the most material aspects of each agreement.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

7.    We are uncertain what filings you intend to incorporate by reference, or why you are seeking to do so. Please note that former shell companies (within three years) generally may not incorporate by reference. Please refer to General Instruction VII to Form S-1, and revise your registration statement accordingly to provide all required disclosures. We note similar references throughout your registration statement, including, but not limited to, at page 9.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

8.    Please revise the last paragraph on page 7, as well as your disclosure under "Recent Sales of Unregistered Securities," to clarify in what sense AmericaTowne transferred "fractional shares" to the selling shareholders.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that the use of the term "fractional shares" was not used as a term of art; rather, it was used to disclose that the former shareholders of Yilaime had been issued shares of restricted stock of Yilaime in proportion to their respective prior holdings in Yilaime as part of the restructuring set forth in the Proposed S-1/A.to account for this comment..

9.    Please refer to the last paragraph. Tell us how you accounted for the stock exchange. Refer to your basis in the accounting literature.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

10.    Please revise your liquidity discussion in Cash Provided by Operating Activities on page 37 to discuss in detail your basis for each of the projected funding disclosed in this table and your assessment of the likelihood that such funding will be available.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that the Company continues to manage its cash accounts and receivables closely. To date, the Company has been able to meet nearly all of its account payable obligations within a five to ten day window. If required, the Company can extend this window to improve the cash flow position. Additionally, there is a plan to increase sales; however, there is no assurance that the Company will be able to maintain this level of operations.

AmericaTowne is to be a world class, globally-respected and profitable company..., page 13

11.    We note that the company's business plans center upon operations in China. Please revise extensively to include more fulsome disclosure concerning the need for Chinese government approval of your principal products and services. To the extent you have not yet received such approval, discuss the status of the approval within the government approval process. We note the reference at the bottom of page 13 that AmericaTowne is "currently engaged in confidential negotiations with local government officials in China to secure a location that will serve as the initial AmericaTowne complex." Please refer to Item 101(h)(4)(viii) of Regulation S-K.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that the need for Chinese government approval of its principal products and services is based upon China's economy and the extent to which the government impacts our revenues and operations. While the Company has an agreement in place with the government in Meishan Ningbo China to operate the United States International Trade Center in Meishan Island China, there is no assurance that it will operate the center successfully. Additionally, the Company will need government approval in China to operate other aspects of the business plan. There is no assurance that it will be successful in obtaining approvals from government entities to operate other aspects of the business plan.

12.    Please revise to include thorough disclosure concerning the effect of any and all Chinese governmental regulations on AmericaTowne' s proposed business lines in China. Please refer to Item 101(h)(4)(ix) of Regulation S-K

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that the results of operations and prospects are subject, to a large extent, to any economic, political or legal developments in China. The business may be impacted by various factors including but not limited to changes in foreign exchange regulations; changes in regulations and laws that affect foreign investments; requirements for the Company to operate subsidiaries or related companies within China; changes in rules and regulations at the national and local level that impact construction; lifestyle businesses, foreign trade; education programs; private investments; export laws, lax laws; internet operations; and requirements to purchase and occupy land. Furthermore, China's economy differs from the economies of most developed countries in many aspects, including: political structure; degree of government involvement; degree of development; level and control of capital reinvestment; control of foreign exchange; and the allocation of resources. China's economy has been transitioning from a centrally planned economy to a more market-oriented economy. For more than two decades, China's government has implemented economic reform measures emphasizing the utilization of market forces in the development of the China's economy. Although the Company believes these reforms will have a positive effect on China's overall and long-term growth, it is unpredictable whether changes in the China economic, political and social conditions, laws, regulations and policies will have any adverse effect on the current or future business, financial condition or results of operations.

Keys to Success, page 15

13.    Please revise to provide content and context to your discussion of Mr. Perkins relationship to the United States Import Export Bank. To the extent material, please revise to file the Letter of Interest you reference as an exhibit to your registration statement. Discuss the status of the loan you expect to receive, and include the material terms of the loan. Please likewise file the loan agreement as an exhibit to your registration statement. We note risk factor disclosure at page 27, "Inability to secure loans and or change in interest rates offered by US Exim Bank may adversely impact company operations."

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment by attaching and filing Exhibit 3.4 thereto. In further response, the Company states that Mr. Perkins' relationship to the United States Import Export Bank ("Ex-Im Bank") was established as part of his market research efforts. Mr. Perkins visited the Ex-Im Bank in Washington, D.C. and attended an Ex-Im Bank national conference to learn exporting rules and financing requirements. Additionally, the AmericaTowne® concept was presented to the Ex-Im Bank, which provided a Letter of Interest for AmericaTowne filed on a Form 8-K on September 23, 2014. The Company will amend its Form S-1/A hereafter to reflect that, as of July 1, 2015, the Ex-Im Bank is not able to process applications or engage in new business until further notice.

Legal Matters, page 17

14.    Please revise to address whether the Desist and Refrain Order from the State of California dated March 21, 2008, may impact Mr. Perkins' ability to conduct sales efforts with respect to the best efforts aspect of your offering in California, or elsewhere.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that Mr. Perkins has been in compliance with the Order since issuance. The Order is not related in any manner with respect to the Company or its related parties. To the extent the Order was entered, there is no restriction on Mr. Perkins from engaging in an offering in the State of California provided he complies with the appropriate disclosures and laws.

Use of Funds from Public Offering, page 18

15.    Please revise to coordinate this disclosure with the Use of Proceeds disclosures you currently include at page 30.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

16.    Please revise to provide more specific disclosure concerning how the company would use funds raised in the direct offering, assuming 25%, 50%, 75%, of shares being offered are sold, in addition to the 100% figures you have included in your table, insofar as yours is a best efforts offering.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

17.    Please revise your bottom line, insofar as the total expended currently exceeds 100%.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company has amended its total expended to equal 100%.

Projected Funding per Location, page 18

18.    Please revise to clarify the reference to "PPM" in your table. Please advise whether the company is currently conducting or contemplating a private placement of equity securities.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company is not currently conducting or contemplating a private placement of equity securities.

19.    Please advise us why you have an entry referencing high-yield 24-month 8% bonds, with no apparent funds being raised pursuant to a debt placement. Please advise us why you have included this line in your table, and whether you are currently issuing debt securities, or contemplate doing so.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that it is not raising funds through a debt placement and also is not contemplating issuing debt securities. The Company has no agreement or immediate plans to conduct a private placement, and furthermore, the Company has not issued debt securities and at this time and have no plans to do so.

20.    Please revise to include more fulsome disclosure concerning the company's liquidity position to provide context for your charted projections concerning funding. Specifically address the basis for the company's ability to obtain the projected funding from equity investments, stock sales, and loans from the Export Import Bank. Disclose that there is no guarantee that AmericaTowne will obtain the funding you have included within your projections. We note your statement at page 37 under "Cash Provided by Operating Activities" that you have "no formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time."

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that although it feels positive about its ability to raise funds through equity investments, stock sales and loans, the Company understands that the undertaking can be difficult and may not be attainable. There are no agreements in place, contemplated or expected in the funds raising efforts, nor is there any guarantee that the source of the funds projected will ever be realized or obtained.

21.    Please revise to clarify that the projections you include relate to no specifically identified location in China, and, if true, are management estimates solely at this point.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that the "Projected Funding Table Per Location" shows management projections which may or may not be achieved, and does not apply to any particular location.

Risk Factors Relating to Our Company and Common Stock, page 20

22.    Please revise to remove the reference to "this annual report" at the final paragraph on page 20.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

23.    Please revise on page 21 to indicate that what follows is a discussion of the risk factors applicable to the company.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

Limited Operating History, page 20

24.    Please revise to quantify your accumulated net losses to date.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that it does not have a net loss to date.

Selling Shareholders, page 31

25.    We are uncertain why you have headed the far right hand columns to reflect the shares and percentages owned by the selling shareholders after the completion of the primary offering, which seems to suppose that no secondary sales will occur. Please advise or revise your column headings. Refer to Item 507 of Regulation S-K.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

Management's Discussion and Analysis, page 34

26.    Please revise to delete the second introduction to this section, referencing "this annual report."

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

27.    Please tell us and disclose how you recognized the $194,304 of revenues generated primarily from Export Service agreements. Also, tell us and disclose the nature of the related cost of revenues ($52,113) since the service fee revenues provided through Yilaime Corporation are recognized on a net basis. Further, please expand upon the discussion of the nature of these sales to related parties and whether under the Service Provider Agreement with Yilaime Corporation.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment, and its Form 10-K/A on September 23, 2015 to account for this comment. In further response, the Company states that AmericaTowne was a development stage company in fiscal year 2014. During fiscal year 2014, the Company had sales of $244,034. Our sales consisted of $194,034 in primarily Export Service Agreements, and $50,000 in Services to related parties for Operation fees. The Cost of Revenues to related parties were $52,113. The $194,034 in revenue was from Services Fees charged to Bamyline Services $52,500, Nadia Emhirech $36,000, Janssen Farms $50,000, and World Empowerment Import and Export $55,000. Grandeur on Demand LLC, Land Mark Motors and were charged a total of $534.

Pursuant to the Company's Service Agreement with Yilaime, Yilaime paid the Company $50,000 for an "Operations Fee". The Operations Fee is the result of an agreement that Yilaime has with the Company to act as an exclusive representative for the Company. The Operations Fee is not related to the $52,113 in costs of revenues.

The related costs of revenues of $52,113 were costs associated with the Service Provider Agreement with Yilaime whereby services rendered and fees and commissions due for exporters were as follows: Bamyline Services $5,250; Nadia Emhirech $3,600; Janssen farms $5,000; World Empowerment $5,500.00; Yilaime follow-on support $32,710. The costs associated with Grandeur on Demand LLC ($19.00) and Landmark Motors ($34.00) were amortized over the life of the fifteen-year occupancy agreements.

28.    Please revise to include a discussion of your liquidity position as of the most recent practicable date. Refer to Item 303 of Regulation S-K.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that the liquidity position is presented and discussed in the details of the updated Form S-1/A.

Cash Provided by Operating Activities, page 37

29.    Please refer to the first sentence of the second paragraph. Expand to discuss in detail your plans for the next twelve months since you have insufficient cash to operate your business at the current level.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company anticipates that its expenses over the next twelve months will be approximately $900,000 as described in the table below. These estimates may change significantly depending on the nature of the business activities and the ability to raise capital from shareholders or other sources.

Description	Potential	Estimated
	Completion Date	Expenses
Trade Center Operations	12 months	$350,000
Salaries	12 months	$25,000
Utility expenses	12 months	$25,000
Investor relations costs	12 months	$80,000
Marketing expenses	12 months	$300,000
Professional fees	12 months	$60,000
Other administrative expenses	12 months	$60,000
Total		$900,000

The other administrative expenses for the year will consist primarily of transfer agent fees, bank and interest charges and general office expenses. The professional fees are related to the regulatory filings throughout the year and include legal, accounting and auditing fees.

Based on the Company's planned expenditures, it will require approximately $900,000 to proceed with the business plan over the next twelve months. If the Company secures less than the full amount of financing that it requires, it will not be able to carry out the complete business plan and it will be forced to proceed with a scaled back business plan based on our available financial resources.

The Company intends to raise the balance of its cash requirements for the next twelve months from private placements, shareholder loans or possibly a registered public offering (either self-underwritten or through a broker-dealer). If it is unsuccessful in raising enough money through such efforts, the Company may review other financing possibilities such as bank loans. At this time the Company does not have a commitment from any third-party to provide it with financing. There is no assurance that any financing will be available to the Company or if available, on terms that will be acceptable to it.

Even though the Company plans to raise capital through equity or debt financing, it believes that the latter may not be a viable alternative for funding the operations, as it does not have sufficient tangible assets to secure any such financing. The Company further anticipates that any additional funding will be in the form of equity financing from the sale of common stock. However, it does not have any financing arranged and cannot provide any assurance that it will be able to raise sufficient funds from the sale of common stock to finance operations. In the absence of such financing, the Company may be forced to abandon the business plan.

Recent Accounting Policies, page 38

30.    Please delete the example of an apparel company since you are not an apparel company.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

31.    Please delete the links to You Tube and the SEC archives as support for disclosures of your multiple-deliverable revenue arrangements.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

Where you can find more information, page 44

32.    We are uncertain why you have included the statement that you "do not file reports with the Securities and Exchange Commission, and we will not otherwise be subject to the proxy rules." Please advise or revise.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that the entry on page 44 was a clerical error.

Financial Statements for the Period from April 22, 2014 (inception) to December 31, 2014

Balance Sheet, page F-3

33.    Please tell us and disclose the nature of the accounts receivable. Also, disclose your accounting policy for such receivables including the allowance for doubtful accounts receivable pursuant to ASC 310-10-50.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment, and its Form 10-K/A on September 23, 2015 to account for this comment. In further response, the Company states that the nature of the net accounts receivable for December 31, 2014 in the amount of $143,132 are for Export Service Agreements with the following exporter receivable balances: (a) Bamyline Services in the amount of $40,000, (b) Nadia Emhirech in the amount of $31,500, (c) Janssen Farms Inc. in the amount of $40,000, and (d) World Empowerment Import and Export in the amount of $44,000. The Company's allowance for bad debt is $12,368, which provides a net receivable balance of $143,132.

Accounts' receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollected amounts through a charge to earnings and a credit to an allowance for bad debts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for bad debts and a credit to accounts receivable.

Accounts receivable consist of the following:

December 31
2014
Accounts receivable	$ 155,500
Less: Allowance for doubtful accounts	(12,368)
Accounts receivable, net	$ 143,132

Bad debt expense was $12,368 for the fiscal year ended December 31, 2014

Allowance for bad debt policy

Our bad debt policy is determined by the Company's periodic review of each account receivable for reasonable assurance of collection. Factors considered are the exporter's financial condition, past payment history if any, any conversations with the exporter about the exporter's financial conditions and any other extenuating circumstances. Based upon the above factors the Company makes a determination whether the receivable are reasonable assured of collection. Based upon our review if required we adjust the allowance for bad debt. As of December 31, 2014, based upon our limited history, we set what we considered a rate for allowance for bad debt of 5% of receivables with the understanding and intention of reviewing accounts and adjusting allowance for bad debts as we progress.

Notes to Financial Statements

Note 1. Organization and Description of Business, page F-7

34.    Please refer to the last paragraph. Revise to disclose the nature of your business instead of Yilaime consistent with the description of you on pages 7 through 12.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

35.    Please provide the nature of your development stage activities in accordance with ASC 915-235-50.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

Note 2. Significant Accounting Policies

Income Taxes, page F-7

36.    Please provide the disclosures for income taxes per ASC 740-10-50.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that it accounts for income taxes in accordance with ASC Topic 740, "Income Taxes." ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Change in Policy on Recognizing Revenue, page F-7

37.    Please delete this disclosure since the adjustments are reflected in your financial statements.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

Revenue Recognition, page F-7

38.    Please delete the links to You Tube and the SEC archives as support for disclosures of your multiple-deliverable revenue arrangements.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

39.    Please refer to "Yilaime is an independent contractor to the Company." Since Mr. Perkins is your CEO and CFO and the sole shareholder of Yilaime, please delete the "independent" reference.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

Part II, Item 15, Recent Sales of Unregistered Securities

40.    Please revise, in each instance, to disclose the exemption or exemptions relied upon for each issuance of unregistered shares, the person or class of persons to whom the securities were sold, as well as the consideration received. Please refer to Item 701 of Regulation S-K. With respect to the October 8, 2014 placement, as indicated in comment 8 above, please clarify in what sense the shares issued were "fractional." Likewise, please clarify whether the Company, or Yilaime NC, transferred the shares to the selling shareholders.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment. In further response, the Company states that the sales of unregistered securities disclosed were done so where Section 4(2) was available since the Company believed that such transactions were exempt from the registration requirements under the Securities Act of 1933, as amended (the "Act"), based on the following facts: there was no general solicitation, there was a limited number of purchasers, each of whom the Company believed was an "accredited investor" (within the meaning of Regulation D under the Act) and each investor was sophisticated about business and financial matters, and all shares issued were subject to restriction on transfer, so as to take reasonable steps to assure that the purchaser was not an underwriter within the meaning of Section 2(11) under the Act. Yilaime NC transferred the restricted shares to the shareholders, and not the Company. As stated above, was not used as a term of art; rather, it was used to disclose that the former shareholders of Yilaime had been issued shares of restricted stock of Yilaime in proportion to their respective prior holdings in Yilaime as part of the restructuring set forth in the Proposed S-1/A.

Part II, Item 16, Exhibits

41.    Please revise to include all exhibits required by Item 601 of Regulation S-K, including, but not limited to, the Exporter Services Agreement, and the Licensing, Lease, and Use Agreement.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

Exhibits 5.1, Opinion of Paesano Akkashian

42.    Please revise your opinion as of a date later than April 24, 2014.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

43.    Please revise paragraph one to reference the current registration statement, including with respect to its correct file number and filing date.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

44.    Please revise your opinions enumerated after paragraph five to opine not only on the secondary shares being offered, but also upon the primary shares being offered on a best-efforts basis.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

45.    Please revise to include counsel's consent under Section 7 of the Securities Act. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, October 14, 2011, Section IV.

Response: The Company acknowledges the Commission's comment and has made responsive revisions to the Proposed S-1/A to account for this comment.

Very truly yours,
PAESANO AKKASHIAN APKARIAN, PC
/s/Anthony R. Paesano
Anthony R. Paesano

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President